Exhibit 12.1

STATER BROS. HOLDINGS INC.

Computation of Ratio of Earnings to Fixed Charges

(Dollar amounts in thousands)

						Unaudited
	Fiscal Years Ended(1)					39 Weeks Ended
	Sept 26, 1999(5)	Sept 24, 2000(5)	Sept 30, 2001(5)	Sept. 29, 2002(5)	Sept. 28, 2003(5)	June 29, 2003(5)	June 27, 2004(5)(6)
	(in thousands of dollars except per share and store data)
Earnings:
Income (loss ) before income taxes	$(14,091)	$(9,864)	$14,431	$19,097	$16,554	$12,945	$99,449
Amortization of capitalized interest	324	326	338	341	352	264	239
Interest(2),(3),(4)	63,804	53,040	53,846	53,086	52,524	39,588	63,876
Less interest capitalized during the period	(64)	(35)	(238)	(144)	(144)	(149)	(243)
Net amortization of debt discount and premium and issuance expense	2,771	2,542	2,532	3,158	3,158	2,591	10,085
Interest portion of rental expense	16,031	20,333	21,407	21,848	22,740	18,211	18,211

Earnings as adjusted	$68,775	$66,342	$92,316	$97,386	$95,184	$73,450	$191,615

Fixed Charges:
Interest	$63,804	$53,040	$53,846	$53,086	$52,524	$39,588	$63,876
Net amortization of debt discount and premium and issuance expense	2,771	2,542	2,532	3,158	3,158	2,591	10,885
Interest portion of rental expense	16,031	20,333	21,407	21,848	22,740	18,211	18,211

Fixed Charges	$82,606	$75,915	$77,785	$78,092	$78,422	$60,390	$91,171

Ratio of Earnings to Fixed Charges	0.83	0.87	1.19	1.25	1.21	1.22	2.08

(1)	The fiscal year 2001 was a 53-week year, whereas fiscal years 2002 and 2003 were 52-week years.

(2)	Interest expense for fiscal year 1999 included $18.7 million for tender premium and fees related to the purchase of Stater Bros.’ 11% Senior Notes due 2001 and 9% Senior Subordinated Notes due 2004 and a charge of $9.8 million for the write-off of deferred offering cost related to these Notes.

(3)	Interest expense for fiscal year 2000 includes a reduction in interest expense related to the gain of $1.9 million for the early retirement of $11 million of 10 ¾% Notes.

(4)	Interest expense for the thirty-nine weeks ended June 27, 2004 included a $16.9 million payment for tender premium and fees on the purchase of $397.8 million principal amount of the 10 ¾% Notes, a make whole payment by Santee of $8.5 million related to Santee’s redemption of all the outstanding Santee Notes and an $8.6 million charge for the write-off of deferred offering cost related to (i) the purchase of the 10 ¾% Notes, (ii) the early retirement of the $20.0 million 5.0% Subordinated Note of Stater Bros. due 2007 and (iii) the redemption of the Santee Notes.

(5)	For the purpose of determining the ratio of earnings to fixed charges, earnings consist of income before income taxes and amortization of previously capitalized interest. Fixed charges consist of interest expense whether expensed or capitalized, amortization of deferred debt expense, and such portion of rental expense as can be deemed by management to be representative of the interest factor in the particular case. Included in earnings and fixed charges is Stater Bros.’ 50% share of Santee.

(6)	For the unaudited 39 weeks ended June 27, 2004, included in earnings and fixed charges is Stater Bros.’ 50% share of fixed charges and earnings of Santee through February 6, 2004. Santee has been consolidated into Stater Bros.’ consolidated results since that date.